

Mail Stop 3720

September 10, 2015

Christopher Miglino
Chief Executive Officer
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

> **Re:** **Social Reality, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 12, 2015**
> **File No. 000-54996**

Dear Mr. Miglino:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

SRAX – Real Time Bidding sell side representation, page 1

1.   Refer to the first paragraph. It appears that you only provide a service that matches one of your advertisers on your SRAX platform to an advertising space placed on your SRAX platform by one of your publishing partners. The advertising space is given to the highest paid advertiser. In addition, it appears that you do not earn any revenues from the advertising spaces placed on your SRAX platform by your publishing partners. Please provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate. Based on your

disclosures of Steel Media on page 2, tell us how the Steel Media business is integrated with this service offering, and if this integration was a factor supporting your conclusion that gross revenue reporting is appropriate, provide your basis in the accounting literature in your response.

2.   Refer to the second paragraph. For your custom SRAX platform that allows your advertising agency partners to launch and manage their own real time bidding campaigns, please provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate. For services you provide on a managed basis, please tell us the nature of each of your product and service offerings and how your advertising agency partners may interact with your SRAX platform. In addition, provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate. Based on your disclosures of Steel Media on page 2, tell us how the Steel Media business is integrated with your self-service and managed service offerings, and if this integration was a factor supporting your conclusion that gross revenue reporting is appropriate, provide your basis in the accounting literature in your response.

3.   Refer to the last paragraph. Please tell us the nature of each of your product and service offerings and how your advertising agency partners may interact with your SRAX platform. In addition, provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion that gross revenue reporting is appropriate. Based on your disclosures of Steel Media on page 2, tell us how the Steel Media business is integrated with your product and service offerings, and if this integration was a factor supporting your conclusion that gross revenue reporting is appropriate, provide your basis in the accounting literature in your response.

GroupAd, page 2

4.   Please tell us how you generate revenues from GroupAd and how you are accounting for such revenues. Please provide your basis in the accounting literature in your response.

SRAX MD, page 2

5.   Please tell us the nature of each of your product and service offerings from the SRAX MD platform and how you generate revenues from such offerings. Tell us if you are accounting for the revenues on a gross or net basis and provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion. Based on your disclosures of Steel Media, tell us how the Steel Media business is integrated with your product and service offerings, and if this integration was a factor supporting your revenue recognition conclusion, provide your basis in the accounting literature in your response.

SRAX DI, page 2

6. Please tell us the nature of your product and service offerings from the SRAX DI platform and how you generate revenues for such offerings. Tell us if you are accounting for the revenues on a gross or net basis and provide us with your analysis of each factor in ASC 605-45-45-4 through 45-18 supporting your conclusion. Based on your disclosures of Steel Media, tell us how the Steel Media business is integrated with your product and service offerings, and if this integration was a factor supporting your revenue recognition conclusion, provide your basis in the accounting literature in your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations

Revenue, Cost of revenue, Operating expense and Interest expense, pages 18 and 19

7. Please provide a summary of your annual results for 2014 and 2013 on a comparative basis with quantified explanations for material fluctuations in revenues, cost of revenues, operating expenses, and interest expense based on known trends, risks, uncertainties, and significant transactions. For example, we note you acquired Steel Media on October 30, 2014, which appears to have resulted in a material impact on your results of operations and financial condition. In addition, we note you changed your primary ad server from Google to your own proprietary platform SRAX which adversely impacted revenues in the second and third quarters of 2014. Please refer to Item 303(a)(3) of Regulation S-K. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 19, 1989.)

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

8. We note the disclosure in footnotes 8 and 9 to the beneficial ownership table that Ms. DeRuggiero issued notes and warrants that are convertible and exercisable into Class A common shares to Siskey Capital, LLC, Siskey Capital Opportunity Fund, LLC and Siskey Capital Opportunity Fund II, LLC. We also note disclosure on page 38 that the company has a consulting agreement with Siskey Capital, LLC. With a view to disclosure, please tell us whether the convertible notes and warrants issued by Ms. DeRuggiero are related to the company's consulting agreement with Siskey Capital, LLC. or were issued for the benefit of the company. Tell us what consideration you have given to filing the convertible note and warrant agreements as exhibits.

Consolidated Financial Statements for the Years Ended December 31, 2014 and 2013

Consolidated Statements of Cash Flows for Years Ended December 31, 2014 and 2013, pages F-7 and F-8

9. Referencing cash flows from investing activities, please revise to reflect the total amount of cash paid ($9,500,000) for the acquisition of Steel Media for the year ended December 31, 2014. In addition, tell us why you are disclosing in the "Non-cash financial activities" the line item, "Steel Media partial purchase consideration paid directly through escrow." It is unclear to us why such line item is a non-cash financing activity. Please refer to ASC 230-10-45-13 and revise to reflect only non-cash financing activities in the supplemental schedule of non-cash investing activities pursuant to ASC 230-10-50-3 and 50-4.

10. Referencing cash flows from financing activities please advise us and/or revise for the gross proceeds of $9,000,000 received from your financing agreement with Victory Park. Please refer to ASC 230-10-45-14. In addition, please revise the amount of debt issuance costs paid of $579,659 and related amortization to reconcile with the balance on your Balance Sheet at December 31, 2014. Based on your disclosure on page F-17, it appears that the total 2014 debt issuance costs were $3,164,352. Please revise your supplemental schedule of non-cash financing activities pursuant to ASC 250-10-50-3 and 50-4.

11. Please reconcile your net proceeds from the sale of common stock of $3,934,556 with the sale of common stock units for cash totaling $5,107,598 in your Consolidated Statement of Stockholders' Equity for the year ended December 31, 2014. Also, tell us why the amounts presented in your financial statements do not reconcile with the gross proceeds of $5,688,501 disclosed in Note 4, Common Stock, on page F-20. Please revise and advise us.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pages 20 and 21

12. On page 13, you disclose that you entered into an amendment to your financing agreement with Victory Park Management, LLC (Victory Park) on May 14, 2015. Please disclose the material terms of the amendment and file the amendment as an exhibit.

13. Referencing the debt payment of $2.5 million due on the Steel Note on October 30, 2015 as well as required debt service payments on the Victory Park Financing Agreement (Financing Agreement) totaling approximately $325,000 quarterly, and the upcoming annual earn out payment to Mr. Steel for the period ending October 31, 2015, please tell

us and disclose in greater detail your plans for meeting these debt service and other financial commitments as well as maintaining sufficient liquidity to meet operating requirements. Under the terms of the agreement with Mr. Steel, it appears there are significant constraints on your ability to meet debt service requirements on the Financing Agreement while also distributing 25% of targeted EBITDA to him. Further, in the event of default under the Financing Agreement or Steel Note, please tell us and disclose the potential ramifications on your financial position, results of operations, and financial condition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: James Schneider, Esq.
Pearlman Schneider LLC